Consolidated Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Year ended December 31, 2018

MANAGEMENT REPORT

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these consolidated financial statements.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these consolidated financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these consolidated financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the consolidated financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

PricewaterhouseCoopers LLP, the Company’s external auditors for the year ended December 31, 2018, who are appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at and for the year ended December 31, 2018. Ernst & Young LLP, the Company’s external auditors for the years ended December 31, 2017 and 2016, who were appointed by the shareholders, audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these consolidated financial statements as at December 31, 2017 and for the years ended December 31, 2017 and 2016. Their reports follow.

/s/ Albert Friesen	/s/ James Kinley

Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

April 29, 2019

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Medicure Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Medicure Inc. and its subsidiaries (the Company) as of December 31, 2018, and the related statements of net income and comprehensive income, changes in equity and cash flows for the year then ended. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Winnipeg, Canada

April 29, 2019

We have served as the Company’s auditor since 2018.

Report of independent registered public accounting firm

To the Shareholders of

Medicure Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Medicure Inc. [the “Company”], which comprise the consolidated statement of financial position as at December 31, 2017, the consolidated statements of net income and comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017, and its consolidated financial performance and its consolidated cash flows for each of the years in the two-year period ended December 31, 2017, in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board.

Restatement of consolidated financial statements

Without modifying our opinion, we draw attention to note 21 to the consolidated financial statements for the year ended December 31, 2017 which explains that the consolidated financial statements have been restated.

Basis for opinion

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards [“IFRSs”] as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) [“PCAOB”]. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We served as the Company's auditor from 2013 to 2017.

Winnipeg, Canada May 1, 2018

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

As at December 31	Note	2018	2017

Assets
Current assets:
Cash and cash equivalents		$24,139,281	$5,260,480
Short-term investments		47,747,000	-
Accounts receivable	6	10,764,579	8,588,255
Consideration receivable	5	-	82,678,366
Inventories	7	4,239,267	3,075,006
Prepaid expenses		2,696,693	903,914
Assets held for sale	5	-	14,052,861
Total current assets		89,586,820	114,558,882
Non-current assets:
Property, plant and equipment	8	316,013	221,622
Intangible assets	9	1,705,250	1,756,300
Holdback receivable	5 & 10	11,909,368	12,068,773
Other assets		116,786	-
Deferred tax assets	13	127,176	326,108
Total non-current assets		14,174,593	14,372,803
Total assets		$103,761,413	$128,931,685

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	9, 15(a), 16(a) & 16(b)	$14,378,215	$10,371,103
Accrued transaction costs	5	-	22,360,730
Current income taxes payable	13	1,058,487	2,428,560
Current portion of royalty obligation	11	1,495,548	1,537,202
Liabilities held for sale	5	-	6,976,313
Total current liabilities		16,932,250	43,673,908
Non-current liabilities
Royalty obligation	11	2,035,010	2,911,810
License fee payable	9	-	501,800
Other long-term liabilities	10	1,200,608	1,135,007
Total non-current liabilities		3,235,618	4,548,617
Total liabilities		20,167,868	48,222,525
Equity:
Share capital	12(b)	122,887,105	125,733,727
Warrants	12(d)	1,948,805	1,948,805
Contributed surplus		7,628,188	6,897,266
Accumulated other comprehensive income		1,267,717	673,264
Deficit		(50,138,270)	(54,543,902)
Total Equity		83,593,545	80,709,160
Total liabilities and equity		$103,761,413	$128,931,685
Commitments and contingencies	15(a) & 15(d)
Subsequent events	10, 12(b), 15(a) & 21

On behalf of the board

"Dr. Albert D. Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Net Income and Comprehensive Income

(expressed in Canadian dollars)

For the year ended December 31	Note	2018	2017	2016
Revenue, net
Product sales, net		$29,109,365	$27,132,832	$29,304,800
Cost of goods sold	7 & 9	4,152,238	3,464,686	3,721,191
Gross profit		24,957,127	23,668,146	25,583,609

Expenses
Selling, general and administrative		19,502,337	14,867,635	15,417,604
Research and development		6,681,013	5,148,233	3,630,079
		26,183,350	20,015,868	19,047,683
(Loss) income before the undernoted		(1,226,223)	3,652,278	6,535,926

Other expense (income):
Revaluation of holdback receivable	10	1,472,999	(82,489)	-
Impairment loss	9	-	635,721	-
		1,472,999	553,232	-

Finance (income) costs:
Finance (income) expense, net	14	(1,060,932)	837,461	2,478,914
Foreign exchange (gain) loss, net		(6,460,805)	(175,459)	262,469
		(7,521,737)	662,002	2,741,383
Net income before income taxes		$4,822,515	$2,437,044	$3,794,543
Income tax (expense) recovery
Current	13	(677,900)	9,392,836	(501,315)
Deferred	13	(218,976)	(333,187)	331,095
		(896,876)	9,059,649	(170,220)

Net income before discontinued operations		$3,925,639	$11,496,693	$3,624,323
Net income from discontinued operations, net of tax	5	-	31,924,191	23,358,318
Net income		$3,925,639	$43,420,884	$26,982,641
Translation adjustment, attributable to:
Continuing operations		594,453	(30,295)	(400,829)
Discontinued operations		-	21,567	(21,567)
Comprehensive income		$4,520,092	$43,412,156	$26,560,245

Earnings per share from continuing operations
Basic	12(e)	$0.25	$0.74	$0.24
Diluted	12(e)	$0.24	$0.63	$0.21

Earnings per share from discontinued operations
Basic	12(e)	$-	$2.04	$1.56
Diluted	12(e)	$-	$1.76	$1.35

Earnings per share
Basic	12(e)	$0.25	$2.78	$1.80
Diluted	12(e)	$0.24	$2.39	$1.56

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

(expressed in Canadian dollars)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160
Net income for the year ended December 31, 2018		-	-	-	-	3,925,639	3,925,639	-	3,925,639
Other comprehensive income for the year ended December 31, 2018		-	-	-	594,453	-	594,453	-	594,453

Transactions with owners, recorded directly in equity
Buy-back of common shares 1	12(b)	(3,501,333)	-	-	-	479,993	(3,021,340)	-	(3,021,340)
Stock options exercised	12(c)	654,711	-	(291,253)	-	-	363,458	-	363,458
Share-based compensation	12(c)	-	-	1,022,175	-	-	1,022,175	-	1,022,175
Total transactions with owners		(2,846,622)	-	730,922	-	479,993	(1,635,707)	-	(1,635,707)
Balance, December 31, 2018		$122,887,105	$1,948,805	$7,628,188	$1,267,717	$(50,138,270)	$83,593,545	$-	$83,593,545

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(expressed in Canadian dollars)

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2016		$124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904
Net income for the year ended December 31, 2017		-	-	-	-	43,420,884	43,420,884	-	43,420,884
Other comprehensive loss for the year ended December 31, 2017		-	-	-	(8,728)	-	(8,728)	-	(8,728)
Disposition of non-controlling interests	5	-	-	-	-	-	-	(2,090,000)	(2,090,000)
Transactions with owners, recorded directly in equity
Stock options exercised	12(c)	869,703	-	(349,704)	-	-	519,999	-	519,999
Warrants exercised	12(d)	163,679	(71,347)	-	-	-	92,332	-	92,332
Share-based compensation	12(c)	-	-	490,769	-	-	490,769	-	490,769
Total transactions with owners		1,033,382	(71,347)	141,065	-	-	1,103,100	-	1,103,100
Balance, December 31, 2017		$125,733,727	$1,948,805	$6,897,266	$673,264	$(54,543,902)	$80,709,160	$-	$80,709,160

		Attributable to shareholders of the Company
	Note	Share Capital	Warrants	Contributed Surplus	Accumulated other comprehensive income	Deficit	Total	Non- Controlling Interest	Total Equity
Balance, December 31, 2015		121,413,777	$101,618	$6,789,195	$1,104,388	$(124,947,427)	$4,461,551	$-	$4,461,551
Net income for the year ended December 31, 2016		-	-	-	-	26,982,641	26,982,641	-	26,982,641
Other comprehensive loss for the year ended December 31, 2016		-	-	-	(422,396)	-	(422,396)	-	(422,396)
Acquisition of non-controlling interests		-	-	-	-	-	-	2,090,000	2,090,000
Transactions with owners, recorded directly in equity
Issuance of warrants	12(d)	-	1,948,805	-	-	-	1,948,805	-	1,948,805
Stock options exercised	12(c)	3,217,125	-	(1,372,995)	-	-	1,844,130	-	1,844,130
Warrants exercised	12(d)	69,443	(30,271)	-	-	-	39,172	-	39,172
Share-based compensation	12(c)	-	-	1,340,001	-	-	1,340,001	-	1,340,001
Total transactions with owners		3,286,568	1,918,534	(32,994)	-	-	5,172,108	-	5,172,108
Balance, December 31, 2016		124,700,345	$2,020,152	$6,756,201	$681,992	$(97,964,786)	$36,193,904	$2,090,000	$38,283,904

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

For the year ended December 31	Note	2018	2017	2016
Cash (used in) provided by:
Operating activities:
Net income from continuing operations for the year		$3,925,639	$11,496,693	$3,624,323
Net income from discontinued operations for the year	5	-	31,924,191	23,358,318
		3,925,639	43,420,884	26,982,641
Adjustments for:
Gain on sale of Apicore	5	-	(55,254,236)	-
Current income tax expense (recovery)	13	677,900	(9,392,836)	504,586
Deferred income tax expense (recovery)	13	218,976	(1,513,868)	301,512
Impairment loss	9	-	635,721	-
Revaluation of holdback receivable	10	1,472,999	(82,489)	-
Revaluation of long-term derivative		-	-	(20,560,440)
Gain on step acquisition		-	-	(4,895,573)
Amortization of property, plant and equipment	8	103,207	1,173,019	189,008
Amortization of intangible assets	9	195,977	6,633,957	2,192,024
Share-based compensation	12(c)	1,022,175	623,115	1,400,241
Write-down (write-up) of inventories	7	94,517	385,289	(108,817)
Finance (income) expense, net		(1,060,932)	837,461	3,416,678
Unrealized foreign exchange (gain) lossa		(5,322,916)	270,663	215,386
Change in the following:
Accounts receivable		(1,340,746)	(3,713,375)	(4,174,691)
Inventories		(1,258,778)	145,339	2,520,499
Prepaid expenses		(1,792,779)	76,724	1,706,109
Other assets		-	33,130	(1,229)
Accounts payable and accrued liabilities		7,131,998	48,398,200	143,257
Deferred revenue		-	(621,455)	(382,727)
Other long-term liabilities		-	77,467	(102,828)
Interest received (paid), net	14	255,119	(7,485,956)	(1,223,664)
Income taxes paid		(2,041,317)	(894,327)	-
Royalties paid	11	(1,538,766)	(1,829,295)	(1,712,390)
Cash flows from operating activities		742,273	21,923,132	6,409,582
Investing activities:
Proceeds from Apicore Sale Transaction	5	65,234,555	89,719,599	-
Purchase of short-term investments		(44,100,000)	-	-
Acquisition of Class C common shares of Apicore		-	(31,606,865)	-
Acquisition of Class E common shares of Apicore		-	(2,640,725)	-
Acquisition of Apicore, net of cash acquired		-	-	(41,711,546)
Acquisition of property, plant and equipment	8	(197,494)	(1,194,703)	(464,208)
Acquisition of intangible assets	9	(1,280,540)	(127,144)	-
Cash flows from (used in) investing activities		19,656,521	54,150,162	(42,175,754)

(continued on next page)

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

(expressed in Canadian dollars)

For the year ended December 31	Note	2018	2017	2016
Financing activities:
Repurchase of common shares under normal course issuer bid		(3,021,340)	-	-
Proceeds from exercise of stock options	12(c)	363,458	519,999	1,844,130
Proceeds from exercise of Apicore stock options	12(c)	-	421,942	-
Proceeds from exercise of warrants	12(d)	-	92,332	39,172
Issuance of long-term debt		-	-	56,781,184
Repayment of long-term debt		-	(75,180,908)	(1,666,666)
Repayment of note payable to Apicore	5	-	(18,507,400)	-
Increase in short-term borrowings		-	161,923	332,555
Decrease (increase) in cash held in escrow		-	12,809,072	(12,809,072)
Finance lease payments		-	(101,946)	(10,463)
Payment of due to vendor	4	-	(3,185,945)	-
Cash flows (used in) from financing activities		(2,657,882)	(82,970,931)	44,510,840
Foreign exchange (loss) gain on cash held in foreign currency		1,137,889	(108,060)	(47,083)
Increase (decrease) in cash		18,878,801	(7,005,697)	8,697,585
Cash and cash equivalents, beginning of period		5,260,480	12,266,177	3,568,592
Cash and cash equivalents, end of period		$24,139,281	$5,260,480	$12,266,177

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

1.	Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.

On December 14, 2017, the Company announced, through its subsidiary Medicure International, Inc., it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium), in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States.

The Company’s ongoing research and development activities include the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT® and the development of additional cardiovascular products. The Company is actively seeking to acquire or license additional cardiovascular products.

During 2017, the Company, through Apicore, was involved in the manufacturing, development, marketing, and selling of Active Pharmaceutical Ingredients (“API”) to generic pharmaceutical customers and providing custom synthesis for early phase pharmaceutical research of branded products. Through these subsidiaries, the Company also participated in collaborations with other parties in the research and development stages of specific products. In October 2017 and January 2018, respectively, the Company sold its interests in Apicore’s U.S. business and Apicore’s Indian business and the Company no longer participates in this line of business.

2.	Basis of preparation of financial statements

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were authorized for issue by the Board of Directors on April 29, 2019.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value.

•	Assets and liabilities of Apicore’s Indian business which are held for sale at December 31, 2017 are recorded at fair value.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

2.	Basis of preparation of financial statements (continued)

(c)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(d)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2018:

•	Note 3(c)(i): The valuation of the holdback receivable

•	Note 3(c)(ii): The valuation of the royalty obligation

•	Note 3(e): The provisions for returns, chargebacks, rebates and discounts

•	Note 3(k): The measurement of intangible assets

•	Note 3(q): The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee and when the Company is exposed, or has the rights, to variable returns from the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control and include wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., Medicure U.S.A. Inc., Medicure Mauritius Limited, Medicure Pharma Europe Limited and Apigen Investments Limited. Additionally, the December 31, 2016 comparative figures include, from the date of acquisition (note 4), the accounts of subsidiaries that are controlled by the Company including, Apicore Inc., Apicore US LLC, Apicore LLC and Apicore Pharmaceuticals Private Limited. These additional subsidiaries were classified as discontinued operations for 2017 and Apicore Inc. and Apicore US LLC were sold during 2017 as described in note 5. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany transactions and balances and unrealized gains and losses from intercompany transactions have been eliminated.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The results and financial position of the Company's foreign operations that have a functional currency different from the Company’s functional and presentation currency are translated into Canadian dollars as follows:

(i) assets and liabilities of foreign operations are translated at the closing rate at the date of the consolidated statement of financial position;

(ii) revenue and expenses of foreign operations for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case revenue and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences for foreign operations are recognized in other comprehensive income in the cumulative translation account.

When a foreign operation is disposed of, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of net income and comprehensive income, as part of the gain or loss on sale where applicable.

(c)	Financial instruments

(i)	Financial assets

The Company initially recognizes a financial asset on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified and measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company derecognizes a financial asset when the contractual cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has classified all of its non-derivative financial assets as financial assets measured at amortized cost, except for the consideration receivable and the holdback receivable, which are classified as FVTPL. The Company has not classified any financial assets as FVOCI.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(c)	Financial instruments (continued)

(i)	Financial assets (continued)

Financial assets measured at amortized cost

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition. Financial assets measured at amortized cost are cash and cash equivalents, short-term investments and accounts receivable.

(ii)	Financial liabilities

All financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. All financial liabilities are measured at amortized cost, except for any financial liabilities measured at FVTPL. A financial liability may no longer be reclassified subsequent to initial recognition. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method. The Company decognizes a financial liability when its contractual obligations are discharged, cancelled or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(d)	Impairment of financial assets

Impairment of financial assets is recognized in accordance with a stage-based approach. The first stage begins upon recognition of a financial asset upon which time a loss allowance is recorded and 12-month expected credit losses are recognized in profit or loss. A financial asset is in the second stage of impairment when the credit risk increases significantly and is not considered low upon which time full lifetime expected credit losses are recorded in profit or loss. A financial asset is in the third stage of impairment when the credit risk increases to the point that it is credit impaired. Applicable interest revenue is calculated on the gross carrying amount of financial assets that are in the first or second stage of impairment and on the amortized carrying amount of a financial asset of a financial asset in the third stage of impairment.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

(e)	Revenue from contracts with customers

The Company has two commercially available products, AGGRASTAT® and ZYPITAMAG™ (the “Products”) which it provides to United States customers. The Products are sold to wholesalers for resale; with AGGRASTAT® sold by the wholesalers to hospitals, while ZYPITAMAG™ is sold by wholesalers to pharmacies. Revenue from the sale of Products is recognized upon the receipt of goods by a wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the wholesaler and the wholesaler has accepted the products in accordance with the terms of the sale.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(e)	Revenue from contracts with customers (continued)

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

(f)	Cash and cash equivalents

The Company considers all liquid investments purchased with a maturity of three months or less at acquisition to be cash and cash equivalents, which are carried at amortized cost and are classified at amortized cost.

(g)	Short-term investments

The Company considers all liquid investments purchased with a maturity greater than three months and less than one year at acquisition to be short-term investments, which are carried and classified at amortized cost.

(h)	Inventories

Inventories consist of unfinished product (raw material in the form of API and packaging materials) and finished commercial product, which are available for sale and are measured at the lower of cost and net realizable value.

The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices.  Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(i)	Property plant and equipment

(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated amortization and accumulated impairment losses and reversals. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. The costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of net income and comprehensive income in the period in which they are incurred.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(i)	Property plant and equipment (continued)

(ii)	Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property, plant and equipment in a manner that most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate
Computers, office equipment, furniture and fixtures	Straight-line/Diminishing balance	20% to 25%
Leasehold improvements	Straight-line	Term of lease

Amortization methods, useful lives and residual values are reviewed at each period end and adjusted if appropriate.

(j)	Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfillment of the arrangement is dependent on the use of specific assets and the arrangement conveys a right to use the assets, even if those assets are not explicitly specified in an arrangement.

A lease is classified at inception date as a finance or operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Company is classified as a finance lease.

Finance leases are capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance expense and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the consolidated statements of net income and comprehensive income.

Leased assets are depreciated over the useful life of each asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the consolidated statements of net income and comprehensive income on a straight-line basis over the lease term.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(k)	Intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income and comprehensive income.

(l)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct research and development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(m)	Government assistance

Government assistance, in the form of grants, is recognized at fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property, plant and equipment is deducted from the cost of the related property, plant and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, provided there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(n)	Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income and comprehensive income. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

For assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods.

(o)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is recorded over the service period until the options vest. Once the options vest, services are deemed to have been received.

Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee as measured at the date of modification.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(o)	Employee benefits (continued)

(ii)	Share-based payment transactions (continued)

Where an equity-settled award is cancelled, it is treated as if it vested on the date of the cancellation and any expense not yet recognized for the award [being the total expense as calculated at the grant date] is recognized immediately. This includes any awards where vesting conditions within the control of either the Company or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled award and new awards are treated as if they were a modification of the original awards.

(p)	Finance income and finance costs

Finance costs comprise interest expense on borrowings which are recognized in net income and comprehensive income using the effective interest rate method, accretion on the royalty obligation, prepayment fees on the early repayment of long-term debt and amortization of deferred debt issue costs using the effective interest rate method, offset by any finance income which is comprised of interest income on funds invested and is recognized as it accrues in net income and comprehensive income, using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

(q)	Income taxes

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States. The Company and its subsidiaries have open tax years, primarily from 2009 to 2018, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

3.	Significant accounting policies (continued)

(r)	Earnings per share

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for the Company's own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(s)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. Identified assets acquired and liabilities and contingent liabilities assumed are measured initially at fair values at the date of acquisition. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is remeasured at each reporting date with the corresponding gain or loss being recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of fair value of the cost of the business combinations over the Company’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of net income and comprehensive income. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of the acquisition.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

4.	New standards and interpretations

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Set out below is the impact of the mandatory adoption of new standards:

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 9 introduced a revised model for classification and measurement, which has resulted in several financial instrument reclassification changes by the Company. There were no quantitative impacts from adoption of IFRS 9.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocable designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified.

An “expected credit loss” impairment model applies which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Below is a summary showing the classification and measurement basis for the Company’s financial instruments as a result of the adoption of IFRS on January 1, 2018 with a comparison to the previous classification under IAS 39:

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Financial assets
Cash and equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Consideration receivable	Loans and receivables	FVTPL
Holdback receivable	Loans and receivables	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Accrued transaction costs	Other financial liabilities	Amortized cost
Current portion of royalty obligation	Other financial liabilities	Amortized cost
Royalty obligation	Other financial liabilities	Amortized cost
License fee payable	Other financial liabilities	Amortized cost
Other long-term liability	Other financial liabilities	Amortized cost

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

4.	New standards and interpretations (continued)

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Company has adopted IFRS 15 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 15 and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. There were no quantitative impacts from adoption of IFRS 15.

IFRS 2, Share-based Payments (“IFRS 2”)

Effective January 1, 2018, the Company has adopted the required amendments to IFRS 2, which provides requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled. There were no quantitative impacts from adoption of the amendments to IFRS 2.

New standard not yet adopted

As at December 31, 2018, the following standard has been issued but is not yet effective:

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

5.	Discontinued operations

On October 2, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s-length, pharmaceutical company (the “Buyer”). The Company acquired Apicore in a series of transactions occurring between July 3, 2014 and July 12, 2017

Under the Apicore Sale Transaction, the Company received a payment of U.S. $57,623,125 (Cdn - $72,057,718) upon the closing of the transaction. Additional working capital and deferred payments of U.S. $52,886,588 (Cdn - $65,234,555) were received subsequent to December 31, 2017 as part of the Apicore Sales Transaction and were recorded as consideration receivable as at December 31, 2017. Additionally, a contingent payment in the form of an earn-out based on the achievement of certain financial results by Apicore for the year ended December 31, 2017 could have been received, however the financial results specified under the Apicore Sales Transaction were not achieved. As a result, no amount has been recorded in the consolidated financial statements pertaining to this potential earn-out payment. Additionally, under the Apicore Sale Transaction, the Buyer held an option to acquire Apicore’s Indian operations for a fixed price until December 31, 2017. This option lapsed without exercise and the Company sold Apicore’s Indian operations, to a company owned by the former President and Chief Executive Officer of Apicore Inc. in January of 2018 with the net assets held for sale being released from accounts payable and accrued liabilities at that time.

Set out below is the financial performance for years ended December 31, 2018, 2017 and 2016 relating to the Apicore business:

Year ended December 31	2018	2017	2016
Revenue	$-	$22,759,385	$7,798,838
Expenses	-	(47,936,485)	(9,263,926)
Revaluation of long-term derivative	-	-	20,560,440
Gain on step acquisition	-	-	4,895,573
(Loss) income from discontinued operations	$-	$(25,177,100)	$23,990,925
Income tax recovery (expense)	-	1,847,055	(632,607)
Loss (income) after income tax recovery (expense)	$-	(23,330,045)	23,358,318
Gain on disposition of the Apicore business	-	55,254,236	-
Income from discontinued operations	$-	$31,924,191	$23,358,318

Set out below is the cash flow information for the years ended December 31, 2018, 2017 and 2016 relating to the Apicore business:

Year ended December 31	2018	2017	2016
Net cash flows used in operating activities	$-	$5,210,341	$(1,295,487)
Net cash flows from (used in) investing activities	-	54,326,360	(421,077)
Net cash flows from (used in) financing activities	-	(80,944,373)	44,294,204
Net cash flows used in discontinued operations	$-	$(21,407,672)	$42,577,640

As previously described, the Company retained ownership in Apicore’s Indian operations until the lapse of the Buyer Option and during January of 2018, Apicore’s Indian operations were sold to a company owned by the former President and Chief Executive Officer of Apicore Inc.

Immediately before the classification as discontinued operations, the recoverable amount was estimated for certain items and no impairment loss was identified. As at December 31, 2017, a write-down of $1,791,484 was recognized to reduce the carrying amount of the assets in the disposal group to their fair value less costs to sell, which totaled $7,076,548. This impairment was recognized in discontinued operations in the statements net income and comprehensive income for the year ended December 31, 2017.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

6.	Accounts receivable

As at December 31	2018	2017
Trade accounts receivable	$9,677,847	$8,496,281
Other accounts receivable	1,086,732	91,974
	$10,764,579	$8,588,255

As at December 31, 2018, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 91% in aggregate (Customer A – 47%, Customer B – 22%, Customer C – 22%).

As at December 31, 2017, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 96% in aggregate (Customer A – 41%, Customer B – 32%, Customer C – 23%).

7.	Inventories

As at December 31	2018	2017
Finished product available-for-sale	$2,936,883	$2,058,776
Unfinished product and packaging materials	1,302,384	1,016,230
	$4,239,267	$3,075,006

Inventories expensed as part of cost of goods sold during the year ended December 31, 2018 amounted to $3,861,745 (2017 – $3,079,397; 2016 – $2,482,986). During the year ended December 31, 2018, the Company wrote-off inventory of $94,517 (2017 – $385,289; 2016 – recovery of $108,817) that had expired or was otherwise unusable.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

8.	Property, plant and equipment

Cost	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2016	$2,316,979	$2,122,687	$2,439,071	$2,798,482	$1,003,490	$10,680,709
Additions	-	82,163	675,788	298,754	-	1,056,705
Transfers to assets held for resale	(2,317,273)	(2,900,284)	(3,319,298)	(4,572,065)	(790,814)	(13,899,734)
Effect of movements in exchange rates	294	695,434	632,604	1,474,829	(56,333)	2,746,828
At December 31, 2017	$-	$-	$428,165	$-	$156,343	$584,508
Additions	-	-	185,682	-	11,812	197,494
Effect of movements in exchange rates	-	-	12,078	-	-	12,078
Dispositions	-	-	(156,280)	-	-	(156,280)
At December 31, 2018	$-	$-	$469,645	$-	$168,155	$637,800

Accumulated amortization and impairment losses	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2016	$-	$21,408	$250,261	$67,541	$40,860	$380,070
Amortization	-	291,638	339,358	384,486	157,537	1,173,019
Transfers to assets held for resale	-	(306,761)	(286,632)	(443,746)	(112,213)	(1,149,352)
Effect of movements in exchange rates	-	(6,285)	(21,720)	(8,281)	(4,565)	(40,851)
At December 31, 2017	$-	$-	$281,267	$-	$81,619	$362,886
Amortization	-	-	75,471	-	27,736	103,207
Effect of movements in exchange rates	-	-	11,974	-	-	11,974
Dispositions	-	-	(156,280)	-	-	(156,280)
At December 31, 2018	$-	$-	$212,432	$-	$109,355	$321,787

Carrying amounts	Land	Building	Computer and office equipment	Machinery and equipment	Leasehold improvements	Total
At December 31, 2017	$-	$-	$146,898	$-	$74,724	$221,622
At December 31, 2018	$-	$-	$257,213	$-	$58,800	$316,013

During the year ended December 31, 2018, amortization of property, plant and equipment totaling $103,207 (2017 – $97,794; 2016 – $83,284) is included within selling, general and administrative expenses on the consolidated statements of net income and comprehensive income. For the years ended December 31, 2017 and 2016, amortization of property, plant and equipment totaling $1,075,225 and $105,724, respectively is recorded within discontinued operations.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

9.	Intangible assets

Cost	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Total
At December 31, 2016	$-	$25,012,530	$4,296,192	$7,472,143	$1,505,664	$83,720,025	$122,006,554
Additions	2,383,550	-	-	-	-	-	2,383,550
Impairment	(635,721)	-	-	-	-	-	(635,721)
Transfers to assets held for resale	-	(9,122,874)	-	(6,267,525)	(1,405,541)	(78,152,819)	(94,948,759)
Effect of movements in exchange rates	8,471	(1,650,944)	(282,211)	(496,269)	(100,123)	(5,567,206)	(8,088,282)
At December 31, 2017	$1,756,300	$14,238,712	$4,013,981	$708,349	$-	$-	$20,717,342
Effect of movements in exchange rates	153,580	1,245,105	351,004	61,943	-	-	1,811,632
At December 31, 2018	$1,909,880	$15,483,817	$4,364,985	$770,292	$-	$-	$22,528,974

Accumulated amortization and impairment losses	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Total
At December 31, 2016	$-	$15,321,230	$4,296,192	$814,101	$12,548	$697,666	$21,141,737
Amortization	-	637,406	-	437,904	98,203	5,460,444	6,633,957
Transfers to assets held for resale	-	(684,216)	-	(470,064)	(105,416)	(5,861,461)	(7,121,157)
Effect of movements in exchange rates	-	(1,035,708)	(282,211)	(73,592)	(5,335)	(296,649)	(1,693,495)
At December 31, 2017	$-	$14,238,712	$4,013,981	$708,349	$-	$-	$18,961,042
Amortization	195,977	-	-	-	-	-	195,977
Effect of movements in exchange rates	8,653	1,245,105	351,004	61,943	-	-	1,666,705
At December 31, 2018	$204,630	$15,483,817	$4,364,985	$770,292	$-	$-	$20,823,724

Carrying amounts	Licenses	Patents	Trademarks	Customer list	Approved ANDAs	Acquired in process research and development	Total
At December 31, 2017	$1,756,300	$-	$-	$-	$-	$-	$1,756,300
At December 31, 2018	$1,705,250	$-	$-	$-	$-	$-	$1,705,250

As at December 31, 2018, the Company has recorded $545,680 (2017 - $501,800) within accounts payable and accrued liabilities relating to the current portion of license fees payable relating to the Zypitamag license acquired during the year ended December 31, 2017.

The Company has considered indicators of impairment as at December 31, 2018 and 2017. The Company did not record any write-down of intangible assets during the year ended December 31, 2018. During the year ended December 31, 2017 the Company recorded a write-down of intangible assets totaling $635,721 pertaining to a license acquired during the year ended December 31, 2017. As at December 31, 2018, intangible assets pertaining to AGGRASTAT® intangible were fully amortized.

For the year ended December 31, 2018, amortization on the license totaling $195,977 is recorded within cost of goods sold. For the years ended December 31 2017, there was no amortization of intangible recorded within net income from continuing operations. For the year ended December 31, 2016, amortization of intangible assets relating to AGGRASTAT® totaling $1,347,022 is recognized in cost of goods sold and $3,268 is recognized in research and development expenses.

For the years ended December 31, 2017 and 2016, amortization of the acquired intangible assets totaling $6,633,957 and $841,754, respectively, was recognized within loss from discontinued operations.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

10.	Holdback receivable

The holdback receivable of US$10 million originated on October 2, 2017 as a part of the Apicore Sale Transaction described in note 5. The holdback receivable was initially recorded at its fair value of $11,940,736 and subsequently is measured at FVTPL. The other long-term liability, totalling $1,200,608 (2017 - $1,135,007) is payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

On February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,472,999 on the statement of financial position as at December 31, 2018. The buyer did not make the required payments on the holdback receivable in February and April 2019.

11.	Royalty obligation

On July 18, 2011, the Company settled its then existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timelines associated with commercialization of the product.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred, estimated to be $901,915, and subsequently measured at amortized cost using the effective interest rate method at each reporting date. This resulted in a carrying value as at December 31, 2018 of $3,530,558 (2017 – $4,449,012) of which $1,495,548 (2017 – $1,537,202) represents the current portion of the royalty obligation. The net change in the royalty obligation for the year ended December 31, 2018 of $355,287 (2017 – $747,540; 2016 – $2,271,436) is recorded within finance (income) expense on the consolidated statements of net income and comprehensive income. Royalties for the year ended December 31, 2018 totaled $1,654,380 (2017 – $1,242,587; 2016 – $1,795,089) with payments made during the year ended December 31, 2018 of $1,538,766, (2017 – $1,829,295; 2016 – $1,712,390).

12.	Capital Stock

(a)	Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(b)	Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, December 31, 2016	15,532,408	$124,700,345
Shares issued upon exercise of stock options (12(c))	207,950	869,703
Shares issued upon exercise of warrants (12(d))	41,969	163,679
Balance, December 31, 2017	15,782,327	$125,733,727
Shares issued upon exercise of stock options (12(c))	206,885	654,711
Shares repurchased and cancelled under a normal course issuer bid(*)	(441,400)	(3,501,333)
Balance, December 31, 2018	15,547,812	$122,887,105

(*) On May 16, 2018, the Company announced that the TSX-V accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares representing five percent of the common shares outstanding, over the twelve-month period that the NCIB is in place. The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

Subsequent to December 31, 2018, the Company repurchased an additional 159,900 common shares to be cancelled for an aggregate cost of $999,826.

(c)	Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the year ended December 31, 2018 is as follows:

Year ended December 31, 2018	Options	Weighted average exercise price
Balance, beginning of period	1,602,127	$3.58
Granted	200,000	7.25
Exercised	(206,885)	(1.76)
Forfeited, cancelled or expired	(200,600)	(6.85)
Balance, end of period	1,394,642	$3.91
Options exercisable, end of period	1,044,892	$2.80

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan (continued)

Changes in the number of options outstanding during the years ended December 31, 2017 and 2016 are as follows:

Year ended December 31	2017		2016
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,387,000	$2.37	2,277,126	$1.90
Granted	476,000	7.20	265,025	6.16
Exercised	(207,950)	(2.50)	(1,069,434)	(1.72)
Forfeited, cancelled or expired	(52,923)	(8.58)	(85,717)	(9.59)
Balance, end of period	1,602,127	$3.58	1,387,000	$2.37
Options exercisable, end of period	1,231,127	$2.50	1,387,000	$2.37

Options outstanding at December 31, 2018 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$0.30	185,000	4.35 years	$0.30	185,000
$0.31 - $1.00	5,334	0.29 years	$0.60	5,334
$1.01 - $3.00	549,433	3.35 years	$1.59	549,433
$3.01 - $5.00	32,500	1.90 years	$3.90	32,500
$5.01 - $7.30	622,375	3.89 years	$7.06	272,625
$0.30 - $7.30	1,394,642	3.68 years	$3.91	1,044,892

Compensation expense related to stock options granted during the period or from previous periods under the stock option plan for the year ended December 31, 2018 is $1,022,175 (2017 – $490,769; 2016 – $1,340,001). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The compensation expense for the years ended December 31, 2018, 2017 and 2016 was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model:

Years ended December 31:	2018	2017	2016
Expected option life	4.4 years	4.5 years	4.8–5.0 years
Risk free interest rate	1.92%-2.04%	1.71%	0.52%-0.67%
Dividend yield	Nil	nil	nil
Expected volatility	85.14%-93.72%	80.44%	115.59%-117.56%

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(c)	Stock option plan (continued)

Additionally, prior to its disposal Apicore had a stock option plan and at the December 1, 2016 acquisition date, there were 897,500 options to purchase Class E common stock of Apicore Inc. outstanding. 497,500 options became fully vested on the change in control with the right to put the outstanding Apicore Class E shares and options to the Company upon the change in control. The remaining Apicore stock options outstanding of 400,000 were unaffected by the change of control and fully vested during 2017. The value of the put option was initially recorded as a liability to repurchase Apicore Class E shares on the consolidated statements of financial position and the value of the remaining options was recorded as non-controlling interest within equity.

During the year ended December 31, 2017, employees and former directors of Apicore exercised 292,500 stock options to acquire 292,500 Class E common shares of Apicore for gross proceeds to the Company of U.S.$280,125. These shares, as well as 112,500 Class E common shares previously issued for gross proceeds of U.S.$48,375 were then purchased by the Company upon the employees and former directors exercising their put right to the Company. This resulted in the Company acquiring 405,000 Class E common shares of Apicore for a total cost of U.S.$1,974,772 (Cdn - $2,690,383) during 2017. As a result of the employees and former directors exercising their put right to the Company, the liability to repurchase Apicore Class E common shares on the consolidated statements of financial position was reduced.

On July 3, 2017, the remaining employee put options over 117,500 Class E shares, to be issued upon the exercise of stock options, of Apicore expired without being exercised by the employees and the value of these options, totaling $615,381, was reclassified as a non-controlling interest. As a result, there remained 517,500 stock options in Apicore Inc. outstanding prior to the sale transaction which occurred on October 2, 2017.

During the year ended December 31, 2017, the Company recorded $132,346 (2016 – $60,240), respectively of stock-based compensation expense within the loss from discontinued operations on the consolidated statements of net income and comprehensive income relating to stock options in Apicore.

(d)	Warrants

On November 17, 2016 in connection with a term loan entered into to fund an acquisition, the Company issued 900,000 warrants to the lenders, exercisable for a 48-month period following the issuance of the loan at a price of $6.50 per share. The fair value of the warrants issued in connection with the loan was $2,065,500 net of its pro-rata share of financing costs of $116,695 and were recorded in equity with a corresponding balance recorded as deferred financing costs which is netted against the associated long-term debt on the consolidated statements of financial position as at December 31, 2017.

Changes in the number of Canadian dollar denominated warrants outstanding during the years ended December 31, 2018, 2017 and 2016 are as follows:

Years ended December 31	2018		2017		2016
	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price	Warrants	Weighted average exercise price
Balance, beginning of period	900,000	$6.50	941,969	$6.31	59,775	$2.20
Granted	-	-	-	-	900,000	6.50
Exercised	-	-	(41,969)	(2.20)	(17,806)	(2.20)
Balance, end of period	900,000	$6.50	900,000	$6.50	941,969	$6.31
Warrants exercisable, end of period	900,000	$6.50	900,000	$6.50	941,969	$6.31

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(d)	Warrants (continued)

The fair value of the warrants issued during the year ended December 31, 2016 was determined at the date of measurement using a Black-Scholes pricing model with the following assumptions:

Years ended December 31	2016
Expected option life	4.0 years
Risk-free interest rate	0.85%
Dividend yield	nil
Expected volatility	120.40%

(e)	Per share amounts

The following table reflects the calculation of basic earnings per share for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Net earnings before discontinued operations	$0.25	$0.74	$0.24
Earnings from discontinued operations, net of tax	-	2.04	1.56
	$0.25	$2.78	$1.80

The following table reflects the calculation of diluted earnings per share for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Net earnings before discontinued operations	$0.24	$0.63	$0.21
Earnings from discontinued operations, net of tax	-	1.76	1.35
	$0.24	$2.39	$1.56

The following table reflects the income used in the basic earnings per share computations for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Net earnings before discontinued operations	$3,925,639	$11,496,693	$3,624,323
Earnings from discontinued operations, net of tax	-	31,924,191	23,358,318
	$3,925,639	$43,420,884	$26,982,641

The following table reflects the income (and share data used in the denominator of the basic and diluted earnings per share computations for the years ended December 31, 2018, 2017 and 2016:

Year ended December 31	2018	2017	2016
Weighted average shares outstanding for basic earnings per share	15,791,396	15,636,853	15,002,005
Effects of dilution from:
Stock options	772,267	1,601,227	1,372,427
Warrants	-	900,000	941,969
Weighted average shares outstanding for diluted earnings per share	16,563,663	18,138,080	17,316,401

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

12.	Capital Stock (continued)

(e)	Per share amounts (continued)

Effects of dilution from 622,375 stock options (2017 – 900, 2016 – 14,573) and 900,000 warrants (2017 – nil and 2016 – nil) were excluded in the calculation of weighted average shares outstanding for diluted earnings per share before discontinued operations for the year ended December 31, 2018 as their exercise prices exceed the Company’s share price on the TSX-V at December 31, 2018.

13.	Income taxes

The Company recognized current income tax expense of $677,900 for the year ended December 31, 2018 (2017 – recovery of $9,392,836; 2016 – expense of $501,315).and a deferred income tax expense of $218,976 for the year ended December 31, 2018 (2017 – expense of $333,187; 2016 – recovery of $331,095).

As at December 31, 2018 and 2017, deferred tax assets and liabilities have been recognized with respect to the following items:

As at December 31	2018	2017
Deferred tax assets
Non-capital loss carryforwards	$127,176	$326,108
Total deferred tax assets	$127,176	$326,108

As at December 31, 2018 and 2017, Canadian deferred tax assets have not been recognized with respect to the following table. The scientific research and experimental development deferred tax assets expire between 2025 and 2028.

As at December 31	2018	2017
Deferred tax assets
Scientific research and experimental development	$3,237,000	$3,574,000
Holdback receivable	199,000	-
Other	159,000	315,000
Total deferred tax assets	$3,595,000	$3,889,000

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income before discontinued operations for the years ended December 31, 2018, 2017 and 2016 to the income tax expense is as follows:

Year ended December 31	2018	2017	2016
Income (loss) for the year
Canadian	$3,439,883	$(2,178,334)	$(4,012,706)
Foreign	1,382,632	4,615,378	7,807,249
	$4,822,515	$2,437,044	$3,794,543

Year ended December 31	2018	2017	2016
Canadian federal and provincial income taxes at 27% (2017 – 27%; 2016 – 27%)	$(1,302,000)	$(658,000)	$(1,025,000)
Permanent differences and other items	26,000	(335,000)	(758,000)
Foreign tax rate in foreign jurisdictions	85,000	656,000	2,159,000
Change in unrecognized deferred tax assets	294,000	9,397,000	(546,000)
	$(897,000)	$9,060,000	$(170,000)

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

13.	Income taxes (continued)

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.50%), Mauritius (15.00%), Ireland (12.50%) and the United States (21.00%) that is applicable to income or losses incurred by the Company's subsidiaries.

At December 31, 2018, the Company has the following Barbados losses available for application in future years:

2019	$2,478,000
2020	1,271,000
2022	1,339,000
$5,088,000

14.	Finance income (expense)

During the years ended December 31, 2018, 2017 and 2016 the Company earned finance income (incurred finance expense) as follows:

Year ended December 31	2018	2017	2016
Interest income	$1,114,676	$47,447	$30,452
Accretion of royalty obligation	(355,287)	(747,540)	(2,271,436)
Accretion on holdback receivable	325,522	-	-
Interest on MIOP loan	-	(105,670)	(218,867)
Bank charges and other interest	(23,979)	(31,698)	(20,224)
Change in fair value of warrant liability	-	-	1,161
	$1,060,932	$(837,461)	$(2,478,914)

During the years ended December 31, 2018, 2017 and 2016, the Company received (paid) finance income (expense) as follows:

Year ended December 31	2018	2017	2016
Interest received	$279,098	$47,447	$30,452
Interest paid on MIOP loan	-	(88,828)	(186,467)
Other interest, net and banking fees	(23,979)	(31,698)	(20,224)
	$255,119	$73,079	$176,239

15.	Commitments and contingencies

(a)	Commitments

As at December 31, 2018, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2019	$4,005,841
2020	2,240,096
2021	1,274,935
2022	1,294,288
2023	204,630
Thereafter	204,630
$9,224,420

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

15.	Commitments and contingencies (continued)

(a)	Commitments (continued)

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 525,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306,400 per annum until the end of the term of the lease.

Subsequent to December 31, 2018, effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, as described in note 16(b), under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 15(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

(b)	Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

15.	Commitments and contingencies (continued)

(c)	Royalties

As a part of the Birmingham debt settlement described in note 11, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2018 totaled $1,654,380 (2017 – $1,242,587; 2016 – $1,795,089) with payments made during the year ended December 31, 2018 of $1,538,766 (2017 – $1,829,295; 2016 – $1,712,390).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

(d)	Contingencies

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its aNDA for SNP, a generic intravenous cardiovascular product and the Company intends to launch the product commercially in 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

16.	Related party transactions

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, President and Chief Executive Officer and Chief Financial Officer are key management personnel for all periods. The Vice-President, Commercial Operations was considered key management personnel until the conclusion of his employment in September 2017 and for the 2018 periods, a new Vice-President, Commercial Operations was hired effective January 8, 2018 and is included in key management personnel from the effective date of his hire. Beginning in December 2016 and ending of October 2, 2017, the President and Chief Executive Officer of Apicore, was considered key management personnel. On May 9, 2016, the Company announced that the employment agreement with the Company’s then President and Chief Operating Officer had been terminated, effective immediately. For the year ended December 31, 2016, the now former President and Chief Operating Officer was included in key management personnel. The compensation pertaining to the President and Chief Executive Officer of Apicore has been included in the income from discontinued operations in the consolidated statements of net income and comprehensive income for the years ended December 31, 2017 and 2016 and his compensation has been excluded from the table below. Included in the table below is $750,000 relating to transaction bonuses which is included within the income from discontinued operations for the year ended December 31, 2017 on the consolidated statement net income and comprehensive income.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

Year ended December 31	2018	2017	2016
Salaries, fees and short-term benefits	$769,636	$1,463,106	$839,735
Termination benefits	-	-	221,624
Share-based payments	669,371	139,189	145,398
	$1,439,007	$1,602,295	$1,206,757

As at December 31, 2018, the Company has $4,683 (2017 – $1,000; 2016 – $13,279) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

On May 9, 2016, the Company announced that the employment agreement with the Company’s President and Chief Operating Officer had been terminated, effective immediately. Included within selling, general and administrative expenses for the year ended December 31, 2016 is $221,624 pertaining to severance for the former President and Chief Operating Officer. All amounts pertaining to this severance were paid during 2016 and there is no additional liability in this regard.

(b)	Transactions with related parties

Directors and key management personnel control 17% of the voting shares of the Company as at December 31, 2018 (2017 – 16%).

During the year ended December 31, 2018 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2017 – $85,000; 2016 – $85,000) for business administration services, $227,733 (2017 – $212,000; 2016 – $222,500) in rental costs and $46,950 (2017 – $43,800; 2016 – $41,975) for commercial and information technology support services. As described in note 15(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2018, the Company paid GVI CDS $857,917 (2017 – $715,623; 2016 – $592,464) for clinical research services.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

16.	Related party transactions (continued)

(b)	Transactions with related parties (continued)

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2018, the Company paid CanAm $393,021 (2017 – $458,424; 2016 – $560,205) for research and development services.

Beginning with the acquisition of Apicore (the “Acquisition”) on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Dap Dhaduk totaling $263,493 and $29,869 for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 (2016 – $217,382) for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Omgene totaling $26,465 and nil for the years ended December 31, 2017 and 2016, respectively.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017 (note 5), the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to 4C Pharma totaling $5,690 and nil for the years ended December 31, 2017 and 2016, respectively.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2018, included in accounts payable and accrued liabilities is $16,843 (2017 – $67,704) payable to GVI, $134,461 (2017 – $118,973) payable to GVI CDS, and $40,452 (2017 – $36,606) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2018, there were no amounts included in accounts payable and accrued liabilities (2017 – $125,000) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155,000 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

17.	Expenses by nature

Expenses incurred for the years ended December 31, 2018, 2017 and 2016 from continuing operations are as follows:

Year ended December 31	2018	2017	2016
Personnel expenses
Salaries, fees and short-term benefits	$7,696,387	$5,903,669	$5,804,883
Share-based payments	1,022,176	490,769	1,340,001
	8,718,563	6,394,438	7,144,884
Amortization and derecognition	299,184	97,794	1,433,573
Research and development	5,306,468	3,538,547	2,270,964
Manufacturing	764,712	955,160	1,062,684
Inventory material costs	3,861,740	3,079,397	2,482,986
Write-down (write-up) of inventory	94,517	385,289	(108,817)
Medical affairs	1,026,465	1,108,090	1,040,755
Administration	1,504,799	1,724,584	1,526,682
Selling and logistics	8,018,787	5,395,373	5,355,876
Professional fees	740,353	801,882	559,287
	$30,335,588	$23,480,554	$22,768,874

18.	Financial instruments

(a)	Financial assets and liabilities

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments as at December 31, 2018 and 2017:

As at December 31	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Financial assets measured at amortized cost
Cash and cash equivalents	$24,139,281	$24,139,281	$5,260,480	$5,260,480
Short-term investments	47,747,000	47,747,000	-	-
Accounts receivable	10,764,579	10,764,579	8,588,255	8,588,255
Consideration receivable	-	-	82,678,366	82,678,366
Holdback receivable	11,909,368	11,909,368	12,068,773	12,068,773

Financial liabilities
Financial liabilities measured at amortized cost:
Accounts payable and accrued liabilities	$14,378,215	$14,378,215	$10,371,103	$10,371,103
Accrued transaction costs	-	-	22,360,730	22,360,730
Current portion of royalty obligation	1,495,548	1,495,548	1,537,202	1,537,202
Royalty obligation	2,035,010	2,035,010	2,911,810	2,911,810
License fee payable	-	-	501,800	501,800
Other long-term liability	1,200,608	1,200,608	1,135,007	1,135,007

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation, license fee payable and other long-term liability are carried at amortized cost. The holdback receivable is carried at FVTPL.

IFRS 13, Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2018 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Holdback receivable	$-	$-	$11,909,368

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$545,680
Current portion of royalty obligation	-	-	1,495,548
Royalty obligation	-	-	2,035,010
Other long-term liabilities	-	-	1,200,608

Included in accounts payable and accrued liabilities as at December 31, 2018 is the current portion of the license fee payable of $545,680.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Financial instruments (continued)

(a)	Financial assets and liabilities (continued)

The fair value hierarchy of the following financial assets and liabilities on the consolidated statements of financial position as at December 31, 2017 is as follows:

	Level 1	Level 2	Level 3
Financial assets
Assets held for sale	$-	$14,052,861	$-
Holdback receivable	-	-	12,068,773

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$877,150
Current portion of royalty obligation	-	-	1,537,202
Liabilities held for sale	-	6,976,313	-
Royalty obligation	-	-	2,911,810
License fee payable	-	-	501,800
Other long-term liability	-	-	1,135,007

Included in accounts payable and accrued liabilities as at December 31, 2017 is the current portion of the license fee payable of $877,150.

Royalty obligation: The royalty obligation requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded as at December 31, 2018 would change by approximately $211,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by 1%, the royalty obligation liability recorded as at December 31, 2018 would change by approximately $22,000.

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the years ended December 31, 2018, 2017 and 2016 there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(i)	Market risk (continued)

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

As at December 31 (Expressed in U.S. Dollars)	2018	2017
Cash	$17,427,653	$4,086,080
Short-term investments	35,000,000	-
Accounts receivable	7,725,228	6,792,664
Consideration receivable	-	65,905,433
Holdback receivable	8,729,928	9,620,385
Accounts payable and accrued liabilities	(9,902,571)	(7,174,456)
Accrued transaction costs	-	(17,824,416)
Income taxes payable	(775,903)	(1,935,879)
Current portion of royalty obligation	(1,096,282)	(1,225,350)
Royalty obligation	(1,491,724)	(2,321,092)
License fee payable	-	(400,000)
Other long-term liability	(880,082)	(904,749)
	$54,736,247	$54,618,620

Based on the above net exposures as at December 31, 2018, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $3.7 million (2017 – $3.8 million).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Based on the Company’s exposures as at December 31, 2018, as a result of the significant cash and cash equivalents and short-term investments held by the Company, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $720,000 (2017 - $53,000).

(ii)	Credit risk

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash, accounts receivable, consideration receivable and holdback receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as 96% of the balance of amounts owing are from three customers. The Company has historically had low impairment in regards to its accounts receivable. As at December 31, 2018, none of the outstanding accounts receivable were outside of the normal payment terms and the Company did not record any bad debt expenses (2017 – nil; 2016 – nil).

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

18.	Financial instruments (continued)

(b)	Risks arising from financial instruments and risk management (continued)

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period.

(c)	Capital management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At the current stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the year ended December 31, 2018.

19.	Determination of fair values

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

19.	Determination of fair values (continued)

(c)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(d)	Holdback receivable

The holdback receivable is recorded at its fair value at the date at the date of acquisition and subsequently measured at fair value at each reporting date. Estimating fair value for this asset requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected cash flows from this receivable including potential claims from the Buyer in the Apicore Sales Transaction (Note 10) and an appropriate discount rate and making assumptions about them.

20.	Segmented information

Prior to October 2, 2017, the operations of the Company were classified into two industry segments: the marking and distribution of commercial products (AGGRASTAT®) and the manufacturing and distribution of API, which was classified as held for sale and discontinued operations in 2017 (note 5). No operating segments were aggregated to form these reportable operating segments. Since the sale of API on October 2, 2017, the Company operates under one segment.

Revenue generated from external customers from the marketing and distribution of commercial products (AGGRASTAT®) for the years ended December 31, 2018, 2017 and 2016 was 100% from sales to customers in the United States.

During the year ended December 31, 2018, 100% of total revenue was generated from eight customers. Customer A accounted for 33%, Customer B accounted for 28%, Customer C accounted for 33% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2017, 99% of total revenue was generated from nine customers. Customer A accounted for 33%, Customer B accounted for 30%, Customer C accounted for 30% and Customer D accounted for 6% and the remaining five customers accounted for less than 1% of revenue.

During the year ended December 31, 2016, 100% of total revenue was generated from nine customers. Customer A accounted for 36%, Customer B accounted for 32%, Customer C accounted for 20% and Customer D accounted for 11% and the remaining five customers accounted for less than 1% of revenue.

Property, plant and equipment and intangible assets are located in the following countries:

As at December 31	2018	2017
Canada	$316,013	$218,488
Barbados	1,705,250	1,756,300
United States	-	3,134
	$2,021,263	$1,977,922

Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)

21.	Subsequent events

Subsequent to December 31, 2018, on January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. (“Sensible”) to become the exclusive marketing partner for the ReDS™ point of care system (“ReDS”) in the United States. ReDS is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure has invested US$10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis.